Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yerbaé Brands Co.
14850 N Scottsdale Rd #295
Scottsdale, AZ 85254
https://yerbae.com/

Up to $1,069,942.22 in Non-Voting Common - Class 2020-1 at $2.14
Minimum Target Amount: $9,998.08

Company:

Company: Yerbaé Brands Co.
Address: 14850 N Scottsdale Rd #295, Scottsdale, AZ 85254
State of Incorporation: DE
Date Incorporated: August 21, 2020

Terms:

Equity

Offering Minimum: $9,998.08 | 4,672 shares of Non-Voting Common - Class 2020-1
Offering Maximum: $1,069,942.22 | 499,973 shares of Non-Voting Common - Class 2020-1
Type of Security Offered: Non-Voting Common - Class 2020-1
Purchase Price of Security Offered: $2.14
Minimum Investment Amount (per investor): $246.10

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the third week and receive an additional 5% bonus shares.

Amount-Based Perks

$500 | Copper

- 10%- One Year Discount code on all online sales
- Discounts on wearable premiums

$1,000 | Silver

- 10%- One Year Discount code on all online sales
- Discounts on wearable premiums
- Hat and T-Shirt
- 5% Bonus Shares

$5,000 | Gold

- *15%- One Year Discount code on all online sales
- *Discounts on wearable premiums
- *Owners Premium Hat and Golf Shirt
- 7% Bonus Shares

$25,000 |Platinum

- *Free (12) monthly subscription of Yerbaé (1 case per month)
- *Discounts on wearable premiums
- *Owners Premium Hat and Golf Shirt
- *20%- One Year Discount code on all online sales
- 10% Bonus Shares

$50,000 | Titanium

- *Free (24) month subscription of Yerbaé (1 case per month)
- *Discounts on wearable premiums
- *Owners Premium Hat and Golf Shirt
- *20%- One Year Discount code on all online sales
- 15% Bonus Shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Yerbaé Brands Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common 2020-1 Stock at $2.14 / share, you will receive 110 Non-Voting Common 2020-1 Stock, meaning you'll own 110 shares for $214. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Yerbaé is a beverage manufacturer and marketing company that produces leading edge products for the consumer product industry. Our beverage may look like sparkling water, but don't be fooled! Each can is filled with plant based clean caffeine for sustained energy, mental focus, and healthy ingredients that are rich in antioxidants. There is Zero Sugar, Zero Calories, and Zero Guilt. Yerbaé is made with Non-GMO ingredients which include Yerba Mate and White Tea Extract.

Yerbaé was originally founded as Yerbaé LLC owned by the current ownership group in 2016. In August 2020, Yerbaé Brands Co. was incorporated as a C-Corp in Delaware and became the parent company to Yerbaé LLC the subsidiary business. As of September 2020, Yerbaé Brands Co. owns all interests in Yerbaé LLC and has continued operations of the business.

Competitors and Industry

Yerbaé competes in two platforms of the beverage industry. In small stores, such as convenient stores, we compete in the Caffeinated Sparkling Water section or the healthy-for-you Energy sections. In large stores such as Grocery, Target and Walmart you would find our products in the functional beverage sections of these retailers. Our clear points of differentiation for Yerbaé is the fact that we are a plant based clean label beverage offering uplifting benefits using our functional ingredients with Zero Sugar, Zero Calories, and Zero Carbs.

Current Stage and Roadmap

Current Development Stage

Yerbaé is in the middle of its 4th year of business. Through the completion of 2019 we closed the year at $3.6 Million in Net Revenue. Yerbaé team has incubated and developed significant relationships with Retailers, Distributors and Direct to consumers that we expect will continue to grow into the future. We currently sell 12 different Flavors and outsource all manufacturing.

Future Roadmap

Short-term goals are to increase velocity at current retail location and grow additional locations each year into the future. In anticipation of 2021, we believe Yerbaé is well positioned to grow at high double digit to low triple digit growth. Our long-term goal, is to achieve $25,000,000 in Gross Sales by the end of 2022. We recently secured a distribution agreement with PepsiCo in various regions, which will assist in our develop and aid in this effort. Achieving our future goals will depend on our distribution network, retailers, consumer acceptance and many other factors.

The Team

Officers and Directors

Name: Todd Gibson

Todd Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer/Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Mr. Gibson currently receives $100,000 as an annual salary for his role with the company and owns 32.95% of the company as a beneficiary of a trust shareholder.

Name: Karrie Gibson

Karrie Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer/Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mrs. Gibson currently receives $100,000 as an annual salary for her role with the company and owns 32.95% of the company as a beneficiary of a trust shareholder.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Yerbaé Brands Co., a Delaware corporation (also referred to as "we", "us", "our", or "Company"), involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that consumers think it's a better option than a competing product, or that we will be able to provide products and/or service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and businesses with only a few years of operations, are difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold and is subject to applicable state and federal laws.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired by

another company, in whole or in part. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the results of our operations based upon currently available information and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

Currently, all of our products are sold in a retail setting in two package sizes of 16oz cans and 12oz cans.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good-faith business decisions. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there are any assets remaining after all preferences, including but not limited to payments to creditors and stockholder liquidity preferences, have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company sells all the common stock it is offering now, the Company likely will need to raise more funds in the future, and if it can't obtain such additional funds, it likely will fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, or even worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, the Company may request that StartEngine instruct the escrow agent to disburse offering funds to it. At that point, investors whose subscription agreements have been accepted will become Company investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice.

When such changes happen during the course of an offering, the Company must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be Company investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products should be able to gain traction in the marketplace at a faster rate than our current growth rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yerbaé has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

The Company's success is largely dependent upon the personal efforts and abilities of its co-founders, Karrie Gibson and Todd Gibson, who make virtually all the strategic and operational decisions with respect to the management and operation of the Company's business. The loss of either of the foregoing parties could have a material adverse effect on the operations and financial condition of the Company. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Yerbaé or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

FDA

The FDA has not evaluated the claims made by Yerbaé and all of our products. Our product contains Caffeine and other ingredients that can be regulated. This could have a material effect on our business if regulation is to occur.

Deposit Law

Yerbaé is participating to the best of its knowledge in all regulatory deposit and redemption laws. Laws may change from time to time and this could have a material effect on the business.

Labeling

From time to time Yerbaé will review and update labeling on its packages. We will work diligently to ensure there is not material risk but from time to time we will get consumer complaints and we will address to the best of our ability. In certain cases that may not be enough uin the eyes of the complainant and they may pursue alternative actions.

Shelf life risk

Consistent with industry practices, we maintain and manage product shelf life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out of date inventory in the marketplace.

Covid/Natural Disasters

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Tax Risks Associated with Owning Securities

This information is not intended to and does not provide potential investors with detailed advice related to how the purchase, ownership and disposition of Securities in the Company will be treated for federal or state income tax purposes. The Company urges potential investors to consult with their respective tax advisor for a detailed explanation of how their individual tax-related issues might affect an investment in Securities.

Timing of Tax Liabilities

The timing of tax liabilities may not occur in the same year as any distribution of funds (if any).

Regulatory and Compliance

To the best of its knowledge, the Company is materially compliant with all applicable local, state and federal regulations concerning its current business and products. Applicable laws may change from time to time which could have a material effect on the Company's business. The US Food and Drug Administration has not evaluated the claims made by the Company and our products. Our product contains caffeine and other ingredients that may be regulated, which if regulated could have a material effect on our business. From time to time the Company will complete regulatory and compliance reviews based on evolving interpretations and industry practices, such as updating package labeling. Nevertheless, from time to time the Company may receive complaints, formal and informal, from consumers and their purported representatives. The Company evaluates each claim and engages legal counsel if and when appropriate. At this time and based on its current procedures, the Company is not aware of a material credible claim against the Company.

Limited Operating History

The Company, through its subsidiaries, began its business operations in 2016, and as such it has a limited operating history. In addition to our present financial condition, a number of uncertainties exist that could have an impact on our future operating results, including general economic conditions, relevant market attitude towards our products, market entry of competitors, and numerous other competitive factors. Prospective investors should not use historical, industry or other trends to anticipate our results or trends in future periods. Moreover, there is no assurance that we will achieve our business plan. Our prospects, therefore, must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the highly competitive consumer products industry. There is no assurance that we can successfully market our products or generate revenues sufficient to achieve profitable operations. We may never be profitable.

Operating Results May Fluctuate

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include, but are not limited to, the following: (1) our ability to maintain customer satisfaction; (2) international, federal, state or local government laws, regulations, and other governmental actions and interpretations thereof; (3) the introduction of new products by competitors; (4) increasing customer acceptance and confidence in the Company's products; (5) our ability to increase awareness of our brand and convince customers of the superior quality of our products; (6) general micro- and macro-economic conditions; and (7) certain events of force majeure, including but not limited to: weather; fire; flood; storms; hurricane; tropical storm; other natural disasters and acts of God; work stoppages; strikes; accidents; protests, riots and other events of unrest; interruptions, loss, malfunctions, or attacks of utilities, communications or computer (software and hardware) services; acts or omissions of any government, or any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof.

Prior investor liquidation preferences
As set forth in the Company's Certificate of Incorporation (as amended), certain Existing Stockholders of the Company receive a liquidation preference, which means such stockholders receive a distribution from the Company before you receive anything relative to your investment, if anything is even available before or after such liquidation event.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Todd Gibson Trust	4,385,555	Voting Common Class A	32.95
Karrie Gibson Trust	4,385,555	Voting Common Class A	32.95

The Company's Securities

The Company has authorized Voting Common Class A, Voting Common Class B, Non-Voting Common - Class D-1, Non-Voting Common - Class D-2, and Non-Voting Common - Class 2020-1. As part of the Regulation Crowdfunding raise, the Company will be offering up to 499,973 of Non-Voting Common - Class 2020-1.

Voting Common Class A

The amount of security authorized is 11,000,000 with a total of 8,771,109 outstanding.

Voting Rights

Voting Common stock is entitled to one vote for each share.

Material Rights

Voting Rights: Board Member Voting for all major decisions. Voting Common stock is entitled to one vote for each share.

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3)d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag-Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Put Right: Put of Class A Stockholder's Shares. In the event of the death or Mental Incapacity of Todd Gibson or Karrie Gibson, then upon the death or Mental Incapacity of the other one of them (the "Surviving Class A Stockholder"), the Surviving Class A Stockholder shall have the right to require the Company to purchase all Class A Shares held by all of the Class A Stockholders, or their respective Permitted

Transferees.

<u>Equity Appreciation Rights</u>

The total shares outstanding does not include 793,647.77 shares related to Equity Appreciation Rights Plan. Out of these EARs, 695,000 shares have been issued and 98,647.77 are reserved in a pool. Currently these do not fall under a class of securities.

Please refer to Exhibit F of this Offering Memorandum for further details.

Voting Common Class B

The amount of security authorized is 6,000,000 with a total of 4,538,967 outstanding.

Voting Rights

Voting Common stock is entitled to one vote for each share.

Material Rights

Liquidation Rights: Liquidation Preference- In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Section 4.4 of the Voting Shareholder Agreement- (Actions Subject to Approval)- Board Member Voting for all major decisions.

Please refer to Exhibit F of this Offering Memorandum for further details.

Non-Voting Common - Class D-1

The amount of security authorized is 2,000,000 with a total of 961,538 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class D-1.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Please refer to Exhibit F of this Offering Memorandum for further details.

Non-Voting Common - Class D-2

The amount of security authorized is 1,000,000 with a total of 807,692 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class D-2.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Please refer to Exhibit F of this Offering Memorandum for further details.

Non-Voting Common - Class 2020-1

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class 2020-1.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Please refer to Exhibit F of this Offering Memorandum for further details.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this offering have rights less than those of other investors, and will have no influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Conversions of Equity from LLC to C-Corp
  Final amount sold: $0.00
  Use of proceeds: No funds received, conversion of corporate entities.
  Date: September 10, 2020
  Offering exemption relied upon: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders

- **Name:** Class B LLC Interest
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 1,923,076
  Use of proceeds: Inventory, Marketing and administration
  Date: March 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Results of Operations:</u>

Year Ended December 31st, 2019 compared to year ended December 31st, 2018

In the prior two fiscal years, the company operated as Yerbaé, LLC. In August 2020, the company converted to a Delaware C-Corp, Yerbaé Brands Co.

Revenue:

Net Sales for fiscal year 2019 was $3,610,897, which is a 91% increase vs fiscal year 2018 Net Sales of $1,887,808. This growth was achieved by expanding to new markets/distributors as well as increasing sales with our current distributors. We also focused in on our D2C business and increased sales on Amazon by $482,595.

Cost of Sales:

Cost of sales in 2019 was $2,345,233 vs 2018 costs of $1,463,647. The slight decrease in cost per case was driven by improvements in shipping and yield improvements at our production facilities.

Gross Margins:

2019 gross profit increased by $841,503 over 2018 gross profit and gross margins as a percentage of revenues increased from 26% in 2018 to 43% in 2019. This improvement was driven by selling more cases at a higher price.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Our expenses increased by $1,911,370 from 2018. This increased was driven by Marketing expenses ($1.3MM) related to driving new consumers to our D2C platform and sampling efforts.

Historical results and cash flows:

Each year our company continues to improve in both sales increases and cost of goods sold. Results may vary year to year at no point can Yerbaé guarantee previous results will predict future results. Yerbaé estimates continued growth of Gross Revenue and is continuously working to improve of the Cost of Goods Sold for long-term shareholder value. In previous years of operating in our experience marketing, production and raw material sourcing have all contributed a significant cash need to ensure the company's success. Cash was generated to support the growth of our business by selling equity to our current investors. In the future, our company will need additional capital to support the growth and expansion of the brand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on Hand as of 6/30/2020: $631,665

Line of Credit Available for Inventory as of 6/30/2020: $1,354,907 Inventory as of 6/30/2020: $593,964

Accounts Receivable as of 6/30/2020: $547,232

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical for the company operations and could provide Yerbaé the needed capital to continue our accelerated growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yerbaé intends to use these proceeds to fuel the growth of our business and should be a bridge to our larger fund-raising round which is projected for March of 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The length of operations will depend on the amount raised as this will directly correlate to the amount of inventory we will be able to secure. Furthermore, it will require marketing to execute in the marketplace. As of today, if we raise our minimum, we plan to continue operating as we have been over the past few years.

How long will you be able to operate the company if you raise your maximum funding

goal?

The funds raised through this round if fully contributed could carry the company until June of 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently we have additional future sources of capital available to the company in the form of a line of credit, potential future capital raises with StartEngine and or other sources such as VC marketplaces.

Indebtedness

- **Creditor:** Gourmet Growth LLC
  Amount Owed: $670,479.00
  Interest Rate: 12.0%
  Maturity Date: January 01, 2022
  Gourmet Growth provided a line of credit for production run financing.

- **Creditor:** Small Business Administration/ US Government-Paycheck Protection Program
  Amount Owed: $302,126.00
  Interest Rate: 1.0%
  Maturity Date: October 01, 2020
  This debt is in the process of forgiveness but not finalized yet.

Related Party Transactions

- **Name of Entity:** ZenCap Holdings YB, LLC
  Names of 20% owners: Kevin Easler
  Relationship to Company: Board Member and Shareholder
  Nature / amount of interest in the transaction: The Company leases office space from one of its members on a month-to-month basis.
  Material Terms: The Company leases office space from one of its members on a month-to-month basis with monthly rentals amounting to $6,069. Total amounts paid for rent amounted to $73,070 and $0 for the years ended December 31, 2019 and 2018, respectively.

Valuation

Pre-Money Valuation: $33,968,124.60

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The company determined its valuation based on multiple factors. First, we analyzed the track records of recent beverage sales and public fund-raising information. In the past decade plus, there have been key sales of beverage brands including Vitamin Water, Monster, Soda Stream, Rockstar, Super Coffee and Core to name a few. Based on this we reviewed their multiples and utilized a multiple of 5.4 of gross revenue for our valuation. Second, we valued our historical revenue and growth. In 2019, the company ended the fiscal year with over $3.6M in sales. Third, we valued the brand and our experience.

The company set its valuation internally, without a formal third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  E-Comm, Social and Digital advertising to attract new consumer to our brand for conversion.

- *Inventory*
  46.5%
  Yerbaé will use the approximated amount of funds to continue to build the inventory to support the pipeline of current and new customers.

If we raise the over allotment amount of $1,069,942.22, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

30.0%

E-Comm, Social and Digital advertising to attract new consumer to our brand for conversion.

- *Operations*
  35.0%
  The company has a significant pipeline of business and requires the working capital to fuel the growth within our existing customers.

- *Inventory*
  31.5%
  Yerbaé will use the approximated amount of funds to continue to build the inventory to support the pipeline of current and new customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://yerbae.com/ (www.yerbae.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yerbae

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yerbaé Brands Co.

[See attached]



YERBAÉ, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT



For the Years Ended December 31, 2019 and 2018

SIKICH.COM

YERBAÉ, LLC
TABLE OF CONTENTS

1415 West Diehl Road, Suite 400
Naperville, IL 60563
630.566.8400

SIKICH.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Yerbaé, LLC
Downers Grove, Illinois

We have reviewed the accompanying financial statements of Yerbaé, LLC (the Company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company adopted the provisions of Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*, as amended by ASU No. 2015-14, which supersedes or replaces nearly all accounting principles generally accepted in the United States of America revenue recognition guidance. The adoption of this ASU did not result in a change to the accounting for any of the Company's revenue streams; as such, no cumulative effect adjustment was recorded. Our conclusion is not modified with respect to this matter.

Sikich LLP

Naperville, Illinois
March 27, 2020

FINANCIAL STATEMENTS

YERBAÉ, LLC

BALANCE SHEETS

December 31, 2019 and 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 542,633	$ 219,143
Accounts receivable, net of allowance		
for doubtful accounts of $6,500	328,193	20,171
Inventory	417,144	482,598
Prepaid expenses and other current assets	-	5,583
TOTAL ASSETS	$ 1,287,970	$ 727,495
LIABILITIES AND		
MEMBERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable	$ 193,582	$ 230,699
Current portion of notes payable	-	2,154,521
Accrued interest	-	291,863
Accrued expenses	212,581	276,354
Total current liabilities	406,163	2,953,437
NOTES PAYABLE	-	928,876
Total liabilities	406,163	3,882,313
MEMBERS' EQUITY (DEFICIT)	881,807	(3,154,818)
TOTAL LIABILITIES AND		
MEMBERS' EQUITY (DEFICIT)	$ 1,287,970	$ 727,495

See accompanying notes to financial statements.

YERBAÉ, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2019 and 2018

	2019	2018
SALES	$ 3,610,897	$ 1,887,808
COST OF SALES	2,345,233	1,463,647
Gross profit	1,265,664	424,161
OPERATING EXPENSES	3,954,541	2,043,171
Loss from operations	(2,688,877)	(1,619,010)
OTHER INCOME (EXPENSE)		
Interest expense	(5,437)	(389,185)
Total other income (expense)	(5,437)	(389,185)
NET LOSS	(2,694,314)	(2,008,195)
MEMBERS' DEFICIT, BEGINNING OF THE YEAR	(3,154,818)	(1,146,623)
Contributions	6,730,939	-
MEMBERS' EQUITY (DEFICIT), END OF THE YEAR	$ 881,807	$ (3,154,818)

See accompanying notes to financial statements.

YERBAÉ, LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,694,314)	$ (2,008,195)
Adjustments to reconcile net loss to net cash flows from operating activities		
(Increase) decrease in		
Accounts receivable	(308,022)	39,909
Inventory	65,454	37,205
Prepaid expenses	5,583	71,384
Increase (decrease) in		
Accounts payable	(37,117)	127,812
Accrued interest	(291,863)	257,052
Accrued expenses	(63,773)	238,664
Total adjustments	(629,738)	772,026
Net cash from operating activities	(3,324,052)	(1,236,169)
CASH FLOWS FROM INVESTING ACTIVITIES		
None	-	-
Net cash from investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Warrants issued	-	131,881
Borrowings on notes payable	-	766,176
Member contributions	3,647,542	-
Net cash from financing activities	3,647,542	898,057
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	323,490	(338,112)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	219,143	557,255
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 542,633	$ 219,143
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS		
Notes payable and accrued interest converted to members units	$ 3,083,397	$ -

See accompanying notes to financial statements.

1.   **DESCRIPTION OF BUSINESS**

Yerbaé, LLC (the Company) a limited liability corporation was formed in 2016 and is a manufacturer of enhanced sparkling water for distribution throughout the United States.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The following is a summary of the significant accounting policies followed by the Company:

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Adoption of New Accounting Standards

Financial Accounting Standards Board (FASB) issued new guidance that created Topic 606, *Revenue from Contracts with Customers*, in the Accounting Standards Codification (ASC). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company adopted the requirements of the new guidance as of January 1, 2019, utilizing the modified retrospective method of transition. Results for the reporting periods beginning after January 1, 2019 are presented under ASC 606. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded. The Company applied the new guidance using the practical expedient provided in Topic 606 that allows the guidance to be applied only to contracts that were not complete as of January 1, 2019. The adoption of this Accounting Standards Update (ASU) did not result in a change to the accounting for any of the Company's revenue streams; as such, no cumulative effect adjustment was recorded.

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value with cost determined on a first-in/first-out (FIFO) basis.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts are considered delinquent when the account is not paid within the terms specified for each customer. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral from its customers. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. At December 31, 2019 and 2018, the Company has recorded an allowance of $6,500.

Revenue Recognition

The Company derives revenues from one primary sources: product sales.

Product Sales

These contracts with customers include the sale of sparkling water. The Company transfers control and recognizes revenue from the sale of product at a point in time upon delivery of sparkling water to customers or distributors pursuant to the terms of the contract. In general, the sale of sparkling water does not include multiple promised goods and services.

Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities. The Company accounts for shipping and handling activities as a fulfillment of its promise to transfer the goods. Accordingly, shipping and handling costs are included in cost of sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

The following reflects the disaggregation of revenue by region and the timing of revenue recognition for the year ended December 31, 2019:

Revenue Stream

Midwest	$	1,072,834
West		1,040,877
East		1,573,176
TOTAL REVENUE	$	3,686,887

Timing of Revenue Recognition

Goods and services transferred at a point in time	$	3,686,887
Services transferred over time		-
TOTAL REVENUE	$	3,686,887

Performance Obligations and Significant Judgments and Estimates

The Company may enter into contracts with customers that include multiple promises. For such contracts, the transaction price is allocated to each distinct performance obligation using an estimate of stand-alone selling price. The stand-alone selling price is generally based on observable prices. The establishment of stand-alone selling price requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and those prices demonstrate an appropriate level of concentration to conclude that a stand-alone selling price exists.

The new guidance requires that the Company apply judgments or estimates to determine both the performance obligations and the stand-alone selling prices of identified performance obligations. Contracts with multiple promised goods and services described above will often involve significant judgment in determining whether each promise is distinct or should be combined with other promises in such contracts in concluding on the distinct performance obligations for such contracts. Generally, the Company's contracts with customers do not contain any variable consideration.

Income Taxes

The Company has elected to be taxed as a partnership and is not directly subject to federal or state income taxes under the provisions of the Internal Revenue Code and applicable state statutes. Therefore, taxable income or loss is reported to the individual member for inclusion in the members' tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting Standards Update

In February 2016, FASB issued ASU No. 2016-02, *Leases (Topic 842)*, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU No. 2016-02, as amended by ASU No. 2019-10 is effective for nonpublic entities for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. ASU No. 2016-02 originally specified a modified retrospective transition method which requires the entity to initially apply the new leases standard at the beginning of the earliest period presented in the financial statements.

In July 2018, FASB issued ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements,* providing a second, optional transition method which allows the entity to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earning in the period of adoption. The Company is currently assessing the impacts of this new standard, including the two optional transition methods.

Share-Based Compensation

Equity appreciation rights are accounted for as liabilities given their redemption provisions. Accordingly, the Company fair values unit rights on their grant date and remeasures them at each reporting period. Compensation expense is recorded based on the change in fair value and after considering the portion of the rights that are vested, until the awards are settled.

Advertising

The Company expenses advertising costs as incurred. Total advertising expense for 2019 and 2018 was $729,742 and $104,804, respectively.

Members Equity

In the start-up years, the Company will experience significant losses. The Members and investors have the funds, intention, and ability to continue to fund the Company through the start-up years. There are also additional capital calls expected in 2020.

3. WARRANTS

At December 31, 2018, the Company had outstanding warrants to purchase 227,475 shares of the Company's member units at $0.01 per unit. The warrants became exercisable on March 24, 2017 and expire on March 24, 2027. At December 31, 2018, no units have been reserved for that purpose.

3.   **WARRANTS (Continued)**

Using the Black-Scholes-Merton option pricing model, management has determined that the warrants have a weighted average value of $1.09 per unit, resulting in total value of $246,356 which has been recognized as additional paid-in capital in members' equity.

The assumptions used in the calculated fair value of warrants are as follows:

Risk-free interest rate	4.00%
Expected life in years at date of issuance	10 years
Expected volatility	52.50%

At December 31, 2019, all warrants were surrendered, and no warrants remain outstanding.

4.   **NOTES PAYABLE**

Long-term debt consisted of the following at December 31, 2019 and 2018:

	2019	2018
Unsecured note payable to the owner, due on demand with interest accruing at prime (10% at December 31, 2018). The accrued interest remains unpaid and is accrued on the balance sheet. The owner has indicated that the note will not be called in the next 12 months and, therefore, it has been classified as long-term on the balance sheet.	$ -	$ 909,603
Convertible notes payables to two investors, one in the amount of $2,054,520 and one for $100,000. The loans accrue interest at 10%. The accrued interest at January 1, 2018 were rolled into the principal note balance. The interest remain accrued in 2018 remains unpaid and is accrued on the balance sheet. The notes are secured by substantially all the assets of the Company and are due on the earlier of September 24, 2018 or upon completion of a qualified financing as defined in the agreements. These notes also contain certain conversion rights as described in the agreement. There are three conversion options: (a) automatic conversion upon qualified financing; (b) upon change of control; and (c) upon maturity of the notes. As of December 31, 2018, no conversion of the notes has taken place. Effective January 1, 2019, the notes converted to units in the Company.	-	2,154,521
Subtotal	-	3,064,124
Less current maturities	-	(2,154,521)
NET LONG-TERM DEBT	$ -	$ 909,603

4.   NOTES PAYABLE (Continued)

One of the notes payable came with detachable warrants. These warrants are valued at $246,356 and have reduced the amount of this note at March 24, 2017. See note 3 for additional information on the fair value of the warrants. During 2018, additional interest expense of $131,861 was recorded reflecting the accretion of the value allocated to the warrants and increasing the carrying value of the related notes under the effective interest rate method.

5.   CONCENTRATION OF CREDIT RISK

The Company places its cash with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution may exceed the federally insured prescribed limits. The Company was not in excess of limits as of December 31, 2019 and 2018.

Approximately 23% of the Company's gross sales were made to two customers during the year ended December 31, 2019. The Company had accounts receivable of approximately $36,411 from these customers at December 31, 2019. A loss of any of these customers could potentially have a material adverse impact on the Company.

Approximately 57% of the Company's gross sales were made to two customers during the year ended December 31, 2018. The Company had accounts receivable of approximately $28,000 from these customers at December 31, 2018. A loss of any of these customers could potentially have a material adverse impact on the Company.

6.   OPERATING LEASE

The Company leases office space from one of its members on a month-to-month basis with monthly rentals amounting to $6,069. Total amounts paid for rent amounted to $73,070 and $0 for the years ended December 31, 2019 and 2018, respectively.

7.   INCENTIVE UNITS

Effective November 19, 2018, the Company entered into a distribution agreement with a distributor that also contained incentive units. The Company issued 315,937.50 units to the distributor. Of these units, 78,984.375 units vested upon the effective date of the agreement. There were three more grants of 78,984.375 units each that vest when the distributor achieves 75,000, 150,000, and 200,000 cases during any trailing 12-month period and before the termination of the agreement. These incentive units pay out at such time of a sale, merger, consolidation, or other recapitalization by the Company and contain a profit interest hurdle of $12,000,000 as outlined in the agreement.

7.   INCENTIVE UNITS (Continued)

Also, included in the agreement is the right of the distributor to acquire an additional $300,000 to $500,000 of incentive units through purchase prior to the first anniversary date of this agreement. The purchase price will be determined by the most recent investor price given. Nothing has been recorded on the financial statement in relation to this agreement.

8.   EQUITY APPRECIATION RIGHTS PLAN

During the year ended December 31, 2018, the Company entered into an equity appreciation rights plan with certain employee. As discussed in Note 2, under the plan, individuals earn compensation based on the excess of the current fair market values per share of the Company over the fair market values per share of the Company in the year the rights were awarded. These fair value estimates have been based upon a Company valuation model as of December 31, 2018. At December 31, 2019, the equity appreciation rights carried a $0 value and, therefore, no accrued compensation has been recorded on the balance sheet. The rights vest over graded vesting schedules ranging three to five years. During the year ended December 31, 2019, 535,000 of additional rights were granted to certain employees.

As of and for the years ended December 31, 2019 and 2018, the number of rights outstanding and vested are as follows:

	Rights Outstanding	Rights Vested
BALANCE, DECEMBER 31, 2017	$ -	$ -
Rights vested	-	-
Rights granted	260,000	-
Rights settled	-	-
Rights forfeited	-	-
Change in fair value	-	-
BALANCE, DECEMBER 31, 2018	260,000	-
Rights vested	-	-
Rights granted	535,000	-
Rights settled	-	-
Rights forfeited	(100,000)	-
Change in fair value	-	-
BALANCE, DECEMBER 31, 2019	$ 695,000	$ -

9.   **SUBSEQUENT EVENTS**

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, nonrecognized subsequent events).

Management has evaluated subsequent events through March 27, 2020, which was the date that these financial statements were available for issuance, and determined that there were no significant nonrecognized subsequent events through that date, except as described below.

Beginning around March 2020, the Covid-19 virus has been declared a global pandemic as it continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries could be severely impacted for months or beyond as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation and evaluating its options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Yerbaé

PLANT-BASED Enhanced Sparkling Water



⊘ **Website**   ⦿ Scottsdale, AZ

FOOD & BEVERAGE

$0.00 raised ⓘ

0 Investors	**$34**M Valuation
$2.14 Price per Share	**$246.10** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	⏰ Days Left

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⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Yerbaé is a great-tasting, zero-calorie, PLANT-BASED beverage that is breaking new ground in the energy drink market. Since it launched in 2017, the company has grown from $834K net sales in its first year of business to $3.6M net sales in 2019. The brand is successfully aligning with prominent retailers across the country like Sprouts Farmers Market, Walmart, Target, CVS, Stop N Shop, WaWa, Jewel, Circle K, Canteen, Raley's, Bristol Farms, Hyvee, Meijer, and many more.

Overview   Team   Terms   Updates   Comments

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Reasons to Invest

- Since our launch in 2017, we have sold more than 10M+ cans to consumers across the country. Our company has grown 333% in net sales since 2017

- Energy Drinks account for almost $14 Billion in sales annually and we are revolutionizing the space with our PLANT-BASED beverages

- Our team of beverage industry leaders have experience building some of the leading brands in the industry as formerly a part of their executive management: SoBe (sold to Pepsi Cola); Fuze Beverage (sold to Coca Cola); Nos

Energy Drink (sold to Coca Cola); Muscle Milk (sold to Hormel)


Yerbaé
ZERO
ORANGE CHERRY PINEAPPLE
STRAWBERRY KIWI
COCONUT PINEAPPLE
BLUEBERRY ACAI
POMEGRANATE BERRY
100MG CAFFEINE
333%
Increase since launch in 2017
Customers
pepsi
CIRCLE K
Wawa
SPROUTS
8,000 +
Locations Selling Yerbaé

THE PROBLEM

Consumer behaviors are changing and they are looking for a healthier beverage experience

They say you are what you eat and recent trends indicate that it may be time to amend that to include "... and drink." Today's health-conscious consumers are seeking products that will benefit their minds and bodies. Food and Beverage Insider recently cited 65% of consumers want functional benefits from their food and drinks. This shift in consumer preferences has led to a decline in market share for soft drinks.



65% of consumers want **functional benefits** from their food and drinks

Consumers are looking for something new, in particular, alternatives to high-sugar containing soda and energy drinks. Flavored sparkling water products have emerged, but the lack of flavor and function doesn't satisfy a large segment of consumers.



THE SOLUTION

PLANT-BASED Energy Drink with The Simplicity of a Sparkling Water

Yerbaé brings together the best of both worlds by harnessing the benefits of Yerba Mate and White Tea, and blending it with an effervescent blend of sparkling water. By harnessing the power of PLANT-BASED energy, we've created a pioneering beverage bursting with flavor and functionality. It delivers digestive support, boosted metabolism and cardiovascular health, and increased physical endurance.



With more and more consumers looking to lead healthier lifestyles globally, Yerbaé will plug right into almost any healthy diet as our products are non-GMO, vegan, gluten-free, keto friendly, whole 30 Friendly, and Kosher certified.





Our products are zero calorie, carbs and sugar. Yerbaé is a great alternative for consumers seeking a healthy choice outside of the outdated binary options of bland sparkling water and sugary soda/energy drinks.



Most of our competition uses artificial or synthetic ingredients and generally lack transparency surrounding the actual makeup of their product.

Yerbaé Is Filling The Void

Yerbaé is a non-gmo PLANT-BASED alternative



sparkling water

Natural Sparkling Water

Enhanced/Energy/ Functional Beverage

THE MARKET

Energy drink and Sparkling Waters combine for a $17.5B marketplace

Between the sparkling water and energy drink categories, which are worth $3.5B and almost $14B respectively, Yerbaé is tapping into a potential combined market of more than $17B (source).

And as the soda beverage market contracts, Yerbaé will be able to successfully target many of these consumers looking for alternatives. We believe Yerbaé is well positioned to meet the needs of consumers looking to abandon existing brands in favor of a more functional and healthier option.



$17 Billion+
Market Opportunity
$14B
Energy Drink Market
Yerbaé
POMEGRANATE BERRY
$3.5B
Sparkling Water Market

OUR TRACTION

First 6 months we have sold $2.49M net sales in 2020, we grew through COVID-19 challenges

Since launching in 2017, we have sold more than 10,000,000 cans across the country. Many of our customers have come to rely on our delicious PLANT-BASED beverages.



Source: Nielsen, 28 weeks ending 7/11/2020. Total US Convenience dollar Revenue % Growth



In our first year of operation, 2017, we generated $834K in net sales.

Since then we have grown by leaps and bounds each year:

- 2018 Full Year: $1.88M in net sales
- 2019 Full Year: $3.61M in net sales
- 2020 First 6 Months: $2.49M in net sales



*The above information references historical sales data. Please refer to Exhibit B of our Offering Memo to review our Financial Statements. Prior performance is not a guarantee for future results. Please refer to our risk factors in our Form C.

Every year, we've increased the number of new retail partners and we continue to grow within our current retailers. Examples of our retail partners are Sprouts Farmers Market, WaWa, Circle K, Walmart, Safeway, Albertsons, Winco and Jewel.

Recently we entered into a national rollout program with the Compass Group for one of their largest segments of business — an estimated 10K new locations in the next 2 years.

The future is bright as Yerbaé has started new relationships for distribution with Pepsi of New York and Pepsi Bottling of North Carolina, South Carolina and parts of Maryland, Virginia and Delaware.



YERBA MATE - NATURALLY
ATE - NATURALLY CAFFEINATED

We are also selling direct to consumers, on our website, and through Amazon. Yerbaé has experienced a YoY growth of 237% (as of June '20) on Amazon alone. We expect that our D2C business will continue to climb as consumers are shopping more from home.

"I'M TRYING TO CUT OUT SUGARY SODAS, BUT I LOVE THE FIZZY-NESS OF SODA. I RELY ON THE CAFFEINE BECAUSE I DON'T LIKE THE BITTERNESS OF COFFEE. YERBAE IS A GREAT WAY TO GET MY FIZZY CAFFEINE KICK WITHOUT ALL THE SUGAR!"
CHRISTINE B.
Yerbaé
ZERO
NATURALLY CAFFEINATED
GOURMET GRAPE
160MG CAFFEINE
ICED TRIPLE BERRY

THE BUSINESS MODEL

Omni-channel revenue streams

Our diversified revenue stream has helped us weather the storm through the pandemic and our overall business has grown 31% Net Sales (January to June 2020 vs. January - June 2019). We have four main revenue sources:

50% of our revenue is sourced through DSD channel (Direct Store Delivery):
Local distributors like Budweiser or Miller that deliver our product to local retailers in their home markets

22% of our revenue is sourced through Broadline distributors:
This segment operates as a secondary warehouse and delivery system for retailers

18% of our revenue is D2C (Direct to Consumer):
Amazon, Shopify, or other web-based platforms that will deliver product direct to the consumer

10% of our revenue Direct to Retailer:
Retailers that buy the products directly from us

Revenue Breakdown



Gross Margin is very important in the beverage industry and we pride ourself on constantly working to streamline our operations. Currently we are at a 50% gross constantly working to streamline our operations. Currently we are at a 50% gross margin.



50%
Gross Margin

WHAT WE DO

Simple ingredients for a healthy, functional beverage



We created Yerbaé with all non-GMO and Kosher ingredients powered by plants to give consumers an uplifted feeling without the crash of most energy drinks.

Yerba Mate has many known benefits:

- Greater energy
- Mental focus
- Reduced fatigue
- Weight loss
- Antioxidant activity
- Enhanced sports performance

Today, Yerbaé offers 2 primary product lines:
- **12oz OG**- Yerbaé's original unsweetened sparkling water formula served in a fun sleek can. With zero sugar and zero calories, it offers a lighter flavor and 100mg of caffeine. It's the perfect size to kick your morning off with or for that afternoon "pick me up". Also makes a great zero calorie mixer for that evening cocktail (for those over 21!).



16oz- This platform was created for those individuals who want fuller bodied flavor and a bigger boost to get through those long days and tough workouts. It offers a much bolder flavor using NonGMO stevia as the sweetener. You'll also get a boost from 160mg of caffeine.





Before Yerbaé was created, the founders created one of the largest recycling companies in the U.S! You will only ever find Yerbaé in the most recycled beverage container: aluminum cans (source).



Yerbaé
Yerbaé
Yerbaé
REUSE ME
Sustainability is at our core

OUR LEADERSHIP

An experienced ownership and management team with a long list of successes

Our team has a combined 120+ years of experience in building successful companies. We are quite diverse in our background with experience that includes building companies from the ground up through eventual exits and participating at management levels of some of the most exciting brands in the industry:

- Vintage Tech Recyclers (sold to Kuusakoski US) - Karrie Gibson (Founder)
- Sprouts Farmers Market- Publicly Traded Company (SFM) - Kevin Easler (Co-Founder)
- SoBe (sold to Pepsi Cola) - Todd Gibson & John Blair (Management)
- Fuze Beverage (sold to Coca Cola) - Todd Gibson & John Blair (Management)
- Nos Energy Drink (sold to Coca Cola) - Todd Gibson & John Blair (Management)
- Muscle Milk (sold to Hormel) - John Blair (Management)













Our founders and investors are plugged in and add tremendous value that stimulates our continued growth. This will allow us to reach heights that wouldn't have been possible without their knowledge and connections.



Yerbaé Founders
Karrie Gibson
Todd Gibson

WHY INVEST

A drink that is meeting our times

It's obvious to all of us that people are taking their health more seriously, and we believe that Yerbaé will be one of the leaders in this revolution toward healthier, functional beverages.

Using our extensive relationship and industry connections we will continue to gain new opportunities with the most important players in distribution and retail. We are also very proud of our revenue growth and our continuous business improvements.

We have recently updated our packaging design and launched additional delicious flavors to our portfolio of products. For our complete list of current flavor, visit our website Yerbae.com

Now is the time to jump into our historically fast-growing PLANT-BASED healthy beverage company and join in on this great opportunity.



In the Press

  





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Meet Our Team





Karrie Gibson

Co-Founder, COO, Director

KARRIE GIBSON believes that integrity, honesty, and hard work are key traits for growing a successful business. She has overcome numerous challenges along her entrepreneurial journey by staying focused on a vision, handling issues head-on, and surrounding herself with quality people. Her strong research orientation, emphasis on effective team leadership, board experience, and unique problem-solving approach have served her well in creating a winning company culture. It is this same tenacity and commitment to excellence that helped her launch YERBAÉ ENHANCED SPARKLING WATER and will ensure its status as a leader in the beverage industry.



Todd Gibson

Co-Founder, CEO, Director

TODD GIBSON is an accomplished beverage industry entrepreneur, innovator, business builder, and sales leader who, in partnership with his wife, Karrie, is growing the Yerbaé Enhanced Sparkling Water brand. To this venture, he brings laser-sharp customer focus, a rock-solid work ethic, and depth and breadth of experience in business development, marketing, merchandising, vendor management, and operations. Having helped build three companies from the ground up that were sold to Coca Cola and Pepsi, Todd knows what it takes to successfully bring a product to market in the highly-competitive functional and wellness beverage industry.







Seth Smith

Vice President of Business Development

Seth is an accomplished Beverage and Electronics industry entrepreneur. Using his leadership skills in sales management and his fearless nature for hunting he is Yerbaé version of the ultimate fighter for new retailers and customers. He also loves Twinkie's



John Blair

Executive Vice President

John Blair is an industry icon with well over 40,000 hours of expertice in the beverage industry. John has lead several organization to a strong path of success. Some of his greatest accomplishments is building and selling some of the most iconic brands in the beverage industry. Specificly: Mystic, SoBe, Fuze, NOS, Mustle Milk. John is the leader of the field organization here at Yerbaé and has worked with Todd and Karrie for almost 20 years.



Offering Summary

Company :	Yerbaé Brands Co.
Corporate Address :	14850 N Scottsdale Rd #295, Scottsdale, AZ 85254
Offering Minimum :	$9,998.08
Offering Maximum :	$1,069,942.22
Minimum Investment Amount (per investor) :	$246.10

Terms

Offering Type :	Equity
Security Name :	Common Non-Voting 2020-1
Minimum Number of Shares Offered :	4,672
Maximum Number of Shares Offered :	499,973
Price per Share :	$2.14
Pre-Money Valuation :	$33,968,124.60

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the third week and receive an additional 5% bonus shares.

Amount-Based Perks

$500 | Copper

- 10%- One Year Discount code on all online sales
- Discounts on wearable premiums

$1,000 | Silver

- 10%- One Year Discount code on all online sales
- Discounts on wearable premiums
- Hat and T-Shirt
- 5% Bonus Shares

$5,000 | Gold

- *15%- One Year Discount code on all online sales
- *Discounts on wearable premiums
- *Owners Premium Hat and Golf Shirt
- 7% Bonus Shares

$25,000 |Platinum

- *Free (12) monthly subscription of Yerbaé (1 case per month)
- *Discounts on wearable premiums
- *Owners Premium Hat and Golf Shirt
- *20%- One Year Discount code on all online sales
- 10% Bonus Shares

$50,000 | Titanium

- *Free (24) month subscription of Yerbaé (1 case per month)
- *Discounts on wearable premiums
- *Owners Premium Hat and Golf Shirt
- *20%- One Year Discount code on all online sales
- 15% Bonus Shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Yerbaé Brands Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common 2020-1 Stock at $2.14 / share, you will receive 110 Non-Voting Common 2020-1 Stock, meaning you'll own 110 shares for $214. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script for Campaign Page:

I've been a fan of the ingredient Yerba Mate for a long time. It's a great product I've tried all of the flavors. Every single flavor.

There's not one taste that I did not like. Orange Cherry Pineapple. Watermelon Strawberry and it's exactly what it tastes like Watermelon Strawberry. I would actually use it on a daily basis. Either before or after training. It gives you more energy to finish out the day. And it feels good you know and my energy levels have been up. Feels so good going down, I love the bubbles, and you could mix it with some fun adult beverages. I can use this to replace my coffee. It's all really good healthy stuff that you need in your body. I've been in the industry for 30 years, give the company the opportunity to educate you on the product, taste it and decide for yourself. Try Yerbaé, you'll love it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:08 PM 09/15/2020
FILED 06:08 PM 09/15/2020
SR 20207289712 - File Number 3566182

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YERBAÉ BRANDS CO.

a Delaware corporation

Yerbaé Brands Co. (the "*Corporation*"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), hereby certifies as follows:

First: The Corporation was originally incorporated under the name "Yerbae Brands Co" in Delaware on August 21, 2020, Delaware corporate file number 3566182.

Second: Pursuant to Section 241 and Section 245 of the General Corporation Law, the undersigned incorporator hereby certifies that the Corporation has not received any payment for any of its stock, does not yet have any stockholders, and this Amended and Restated Certificate of Incorporation has been duly executed by the incorporator of the Corporation.

Third: This Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of the Corporation as follows:

ARTICLE I

The name of the Corporation is "Yerbaé Brands Co.".

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as such law may hereafter be amended.

ARTICLE IV

A **Definitions**. As used in this Certificate, the following capitalized terms have the following meaning:

"*Aggregate Existing Stockholder Unreturned Contribution Amount*" means the cumulative Unreturned Contribution Amount of all the Existing Stockholders.

"*Aggregate Later Stockholder Unreturned Contribution Amount*" means the cumulative Unreturned Contribution Amount of all the Later Stockholders.

"*Aggregate Unreturned Contribution Amount*" means the cumulative Unreturned Contribution Amount of all the stockholders.

"*Board of Directors*" means the Board of Directors of the Corporation.

"*Existing Stockholders*" means the stockholders holding (i) Voting Common Stock - Class A, (ii) Voting Common Stock - Class B, (iii) Non-Voting Common Stock - Class D-1, and (iv) Non-Voting Common Stock - Class D-2.

"*Later Stockholders*" means stockholders other than the Existing Stockholders.

"*Liquidity Event*" means the liquidation, dissolution, winding up of the Company, or Sale of the Company.

"*Liquidity Event Proceeds*" means available cash and or other property (with any property distributed in kind being valued for this purpose at its fair market value as of the effective date of such distribution as determined in good faith by the Board of Directors) after payment or provision for payment of the debts and other liabilities of the Corporation (including stockholders, directors, and officers who are creditors).

"*Sale of the Company*" means (i) the sale or transfer (in one or a series of related transactions) of all or substantially all of the Corporation's assets to one or more parties or group of parties acting together, (ii) the sale or transfer (in one or a series of related transactions) of a majority of the outstanding capital stock of the Corporation to one or more parties or group of parties acting together, or (iii) the merger or consolidation of the Corporation with or into another party, in each case in clauses (ii) and (iii) above under circumstances in which the holders of a majority in voting power of the outstanding capital stock of the Corporation, immediately prior to such transaction, own less than a majority in voting power of the outstanding capital stock of the Corporation or the surviving or resulting corporation or acquirer, as the case may be, immediately following such transaction. A sale (or multiple related sales) of one or more subsidiaries of the Corporation (whether by way of merger, consolidation, reorganization or sale of all or substantially all assets or capital stock) that constitutes all or substantially all of the consolidated assets of the Corporation shall be deemed a Sale of the Company.

"*Unreturned Contribution Amount*" means, with respect to any stockholder, as of any determination date, an amount equal to the excess (if any) of (a) the aggregate amount of capital contributions made by a stockholder in consideration of the issuance of such stockholder's Common Stock, over (b) all distributions the Corporation has made to such stockholder.

ARTICLE V

A   **Authorized Shares**.

1.   The total number of shares that the Corporation is authorized to issue is 25,000,000 shares of Common Stock, par value $0.0001 per share ("*Common Stock*"), consisting of (i) 17,000,000 shares of Voting Common Stock, par value $0.0001 per share ("*Voting Common Stock*"), of which (a) 11,000,000 shares are designated "*Voting Common Stock - Class A*" and (b) 6,000,000 shares are designated "*Voting Common Stock - Class B*," and (ii) 8,000,000 shares of

Non-Voting Common Stock, par value $0.0001 per share ("*Non-Voting Common Stock*"), of which (a) 2,000,000 shares are designated "*Non-Voting Common Stock - Class D-1*," (b) 1,000,000 shares are designated "*Non-Voting Common Stock - Class D-2*," (together, the Non-Voting Common Stock - Class D-1 and the Non-Voting Common Stock - Class D-2 are designated "*Non-Voting Common Stock - Class D*," (c) 500,000 shares are designated "*Non-Voting Common Stock - Class 2020-1*," and (d) 4,500,000 shares shall remain undesignated.

2.　　The Board of Directors of the Corporation is hereby authorized, without further approval of the stockholders, to issue the 4,500,000 shares remaining undesignated Non-Voting Common Stock from time to time in one or more class or series, and to determine or alter the rights, privileges, and restrictions granted to or imposed upon each such class or series, and to fix the number of shares constituting any such class or series and the designation thereof, or of any of them.

3.　　The relative rights, preferences, privileges, and restrictions granted to or imposed upon the Common Stock are set forth in this Article V.

B　　**Voting Rights**.

1.　　<u>Voting Common Stock</u>. Except as set forth herein or as otherwise required by law, each outstanding share, in all classes, of Voting Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Voting Common Stock shall be entitled to one vote for each share of Voting Common Stock held by such holder. Each share of Voting Common Stock shall possess full and complete voting power for the election of directors.

2.　　<u>Non-Voting Common Stock</u>. Except as set forth herein or as otherwise required by law, each outstanding share, in all classes, of Non-Voting Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

C　　**Operating Dividends and Distributions**. Except upon a Liquidity Event, the holders of Common Stock shall have the right to receive dividends and distributions (pro rata in proportion to their shares), if, when, and in the amounts declared by the Board of Directors from the assets legally available therefor.

D　　**Liquidity Event**. In the event of a Liquidity Event, the Board of Directors shall distribute the Liquidity Event Proceeds, to the extent not otherwise prohibited by law, to the stockholders in the following order of priority:

1.　　If the Liquidity Event Proceeds are less than the Aggregate Unreturned Contribution Amount, then the Corporation shall (a) first distribute to the Existing Stockholders the amount of the Aggregate Existing Stockholders Unreturned Contribution Amount, pro rata in proportion to each Existing Stockholders' Unreturned Contribution Amount until the Aggregate Existing Stockholders Unreturned Contribution Amount is reduced to zero, and then (b) distribute to the Later Stockholders the amount of the Aggregate Later Stockholders Unreturned Contribution Amount, pro rata in proportion to each Later Stockholder's Unreturned Contribution

Amount until the Aggregate Later Stockholder Unreturned Contribution Amount is reduced to zero.

2.	If the Liquidity Event Proceeds are equal to or more than the Aggregate Unreturned Contribution Amount, then the Corporation shall distribute the Liquidity Event Proceeds to all the stockholders pro rata in proportion to the number of shares of Common Stock held by all the stockholders.

ARTICLE VI

A	**Fiduciary Duties**. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

1.	Duty of Care. The directors' duty of care in the discharge of their duties to the Corporation and to the stockholders is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. In discharging their duties, the directors shall be fully protected in relying in good faith upon the records of the Corporation, and upon such information, opinions, reports, or statements by any of its agents or any other person, as to matters the directors reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, or losses of the Corporation or any other facts pertinent to the existence and amount of assets from which distributions to the stockholders might properly be paid.

2.	No Exclusive Duty to Corporation. Each director (i) shall not be required to manage the Corporation as such director's sole and exclusive function, (ii) may have other business interests and engage in activities in addition to those relating to the Corporation, and (iii) shall not be required to present new business opportunities to the Corporation or the stockholders.

B	**Indemnification**. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to an action for breach of duty to the Corporation, its stockholders, and others.

Fourth:	This Amended and Restated Certificate of Incorporation has been duly adopted by the incorporator of the Corporation in accordance with the applicable provisions of Sections 241 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the incorporator as of September __11th__, 2020.

YERBAÉ BRANDS CO.



By: _____
Karrie L. Gibson
Incorporator